FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of financial statements as of December 31, 2004, 2003 and 2002, Report of Independent Public Accountants, and Statutory Audit Committee’s Report.

Item 1

SOCIEDAD ANONIMA Financial Statements as of December 31, 2004, 2003 and 2002 Report of Independent Public Accountants Statutory Audit Committee’s Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.

Report of Independent Public Accountants

To the Board of Directors of YPF SOCIEDAD ANONIMA:

1.	We have audited the balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of December 31, 2004, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended and the notes 1 to 12 and exhibits A, C, E, F, G and H. We have also audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended and the Notes 1 to 4 and exhibits A and H, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2004, 2003 and 2002 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2004, 2003 and 2002 and the related results of operations and cash flows for the years then ended in accordance with generally accepted accounting principles in Buenos Aires City, Argentina.

4.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Buenos Aires City, Argentina, but do not conform with accounting principles generally accepted in the United States of America (see Note 12 to the accompanying primary financial statements).

Buenos Aires, Argentina

March 10, 2005

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004, 2003 AND 2002

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Buenos Aires City

FISCAL YEARS NUMBER 28, 27 AND 26

BEGINNING ON JANUARY 1, 2004, 2003 AND 2002

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004, 2003 AND 2002

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 10, 2003.

Capital structure as of December 31, 2004

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2004	2003	2002
Current Assets
Cash	492	355	309
Investments (Note 2.a)	408	952	512
Trade receivables (Note 2.b)	2,049	1,814	1,949
Other receivables (Note 2.c)	3,871	6,397	5,176
Inventories (Note 2.d)	1,134	806	743
Other assets (Note 1.c)	380	120	132

Total current assets	8,334	10,444	8,821

Noncurrent Assets
Trade receivables (Note 2.b)	72	84	81
Other receivables (Note 2.c)	1,457	1,423	1,745
Investments (Note 2.a)	490	573	399
Fixed assets (Note 2.e)	20,554	20,388	20,668
Intangible assets	15	32	42

Total noncurrent assets	22,588	22,500	22,935

Total assets	30,922	32,944	31,756

Current Liabilities
Accounts payable (Note 2.f)	2,025	1,677	1,737
Loans (Note 2.g)	246	913	1,792
Salaries and social security	121	102	103
Taxes payable	1,999	3,393	581
Net advances from crude oil purchasers	264	260	401
Dividends payable	—	—	2
Reserves	130	98	142

Total current liabilities	4,785	6,443	4,758

Noncurrent Liabilities
Accounts payable (Note 2.f)	854	454	288
Loans (Note 2.g)	1,684	2,085	3,760
Salaries and social security	68	114	136
Taxes payable	23	21	64
Net advances from crude oil purchasers	634	881	1,327
Reserves	898	537	541

Total noncurrent liabilities	4,161	4,092	6,116

Total liabilities	8,946	10,535	10,874

Temporary differences
Foreign companies' translation	(107)	(115)	—
Valuation of derivative instruments	(4)	(10)	(14)
Shareholders' Equity	22,087	22,534	20,896

Total liabilities, temporary differences and shareholders' equity	30,922	32,944	31,756

Notes 1 to 4, the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

	2004	2003	2002
Net sales (Note 4)	19,931	17,514	17,050
Cost of sales	(9,212)	(7,756)	(8,626)

Gross profit	10,719	9,758	8,424

Administrative expenses (Exhibit H)	(463)	(378)	(411)
Selling expenses (Exhibit H)	(1,403)	(1,148)	(1,077)
Exploration expenses (Exhibit H)	(382)	(277)	(240)

Operating income	8,471	7,955	6,696

Income (Loss) on long-term investments (Note 4)	154	150	(450)
Amortization of goodwill	—	—	(13)
Other expenses, net (Note 2.h)	(1,012)	(152)	(245)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	166	232	259
Exchange differences	77	(902)	2,049
Holding gains on inventories	203	47	69
Losses on exposure to inflation	—	(8)	(1,715)
(Losses) Gains on liabilities
Interests	(221)	(252)	(679)
Exchange differences	(87)	819	(4,195)
Gains on exposure to inflation	—	14	1,221
Income from sale of long-term investments	—	—	690

Net income before income tax	7,751	7,903	3,687
Income tax	(3,017)	(3,290)	(58)

Net income from continuing operations	4,734	4,613	3,629

Income (Loss) on discontinued operations (Note 1.c)	3	15	(13)
Income from sale of discontinued operations (Note 1.c)	139	—	—

Net income	4,876	4,628	3,616

Earnings per share	12.40	11.77	9.19

Notes 1 to 4, the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF,

are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2004	2003	2002
Cash Flows from Operating Activities
Net income	4,876	4,628	3,616
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) Loss on long-term investments and amortization of goodwill	(154)	(150)	463
(Income) Loss on discontinued operations	(3)	(15)	13
Income from sale of discontinued operations	(139)	—	—
Income from sale of long-term investments	—	—	(690)
Dividends from long-term investments	61	36	48
Depreciation of fixed assets	2,470	2,307	2,161
Consumption of materials and fixed assets retired, net of allowances	417	449	282
Increase in allowances for fixed assets	124	67	73
Net increase (decrease) in reserves	393	(43)	365
Changes in assets and liabilities:
Trade receivables	(256)	117	(1,073)
Other receivables	2,539	(1,518)	(1,374)
Inventories	(357)	(62)	(80)
Accounts payable	317	(15)	829
Salaries and social security	(38)	(30)	119
Taxes payable	(1,380)	2,773	536
Net advances from crude oil purchasers	(258)	(415)	(556)
Exchange differences, interests and others	(97)	(712)	1,386

Net cash flows provided by operating activities	8,515 (1)	7,417 (1)	6,118 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,867)	(2,418)	(2,898)
Capital distributions from long-term investments	15	—	—
Capital contributions in long-term investments	—	(6)	(27)
Proceeds from sale of discontinued operations	244	—	—
Proceeds from sale of long-term investments	—	—	1,490
Investments (non cash and equivalents)	24	(42)	54

Net cash flows used in investing activities	(2,584)	(2,466)	(1,381)

Cash Flows from Financing Activities
Payment of loans	(1,260)	(1,552)	(4,167)
Proceeds from loans	280	36	138
Dividends paid	(5,310)	(2,990)	(37)

Net cash flows used in financing activities	(6,290)	(4,506)	(4,066)

(Decrease) Increase in Cash and Equivalents	(359)	445	671
Cash and equivalents at the beginning of years	1,246	806	298
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	(5)	(163)

Cash and equivalents at the end of years	887	1,246	806

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (4,786), (233) and (222) corresponding to income tax and minimum presumed income tax payments and (189), (300) and (525) corresponding to interest payments for the years ended December 31, 2004, 2003 and 2002, respectively.

Notes 1 to 4, the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF,

are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

1. CONSOLIDATED FINANCIAL STATEMENTS

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), YPF Sociedad Anónima (the “Company” or “YPF”) has consolidated its balance sheets and the related statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002, as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments. If applicable, minority shareholders’ interest on equity and net income is disclosed separately in the balance sheets and income statements, respectively.

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, considering intercompany profits, transactions, balances and other consolidation adjustments.

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), the Company discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which have produced changes on the latter shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Income (Loss) on discontinued operations and income from sale of discontinued operations

As mentioned in Note 11 to the primary financial statements, during the year ended December 31, 2004, YPF Holdings Inc. and YPF International S.A. sold their interests in Global Companies LLC and affiliates (“Global”) and in YPF Indonesia Ltd., respectively. Income from these sales was included in the “Income from sale of discontinued operations” account of the statement of income.

Financial statements presented for comparative purposes were restated to give retroactive effect to the mentioned divestitures. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income (Loss) on discontinued operations” account of the statement of income. Assets and liabilities of these companies amounted to 493 and 373 as of December 31, 2003, and to 507 and 375 as of December 31, 2002, respectively, and were disclosed net in the “Other assets” account of the balance sheet.

Net sales and operating income of these operations amounted to 3,658 and 29, and to 2,695 and 29, for the years ended December 31, 2003 and 2002, respectively.

Fixed assets

Mineral properties on foreign unproved properties have been valued at cost and translated into pesos as detailed in Note 2.e to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Intangible assets

Correspond to start up and organization costs, valued at acquisition cost restated as detailed in Note 1 to the primary financial statements, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In Management’s opinion, future activities will generate enough economic benefits to recover incurred costs.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., a YPF subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during years of employment. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

As of December 31, 2004, Profertil S.A. has entered into cash flow hedges, to establish a protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Additionally, in December 2004, Compañía Mega S.A. (“Mega”) has settled its derivative instruments that hedged its financial obligations. Changes in the fair value of cash flow hedges were initially deferred in “Temporary differences - Valuation of derivative instruments” account in the balance sheet and charged to financial expenses of the statement of income as the related transactions are recognized. Fair value of these derivative instruments generated an increase in liabilities of 4, 10 and 14 as of December 31, 2004, 2003 and 2002, respectively, and were included in the “Loans” account of the balance sheet.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)	Investments:

	2004			2003			2002
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	408	(1)	4	952	(1)	9	512	(1)	12
Long-term investments	—		811	—		857	—		578
Allowance for reduction in value of holdings in long-term investments	—		(325)	—		(293)	—		(191)

	408		490	952		573	512		399

(1)	Includes 395, 891 and 497 as of December 31, 2004, 2003 and 2002, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2004		2003		2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	1,939	72	1,761	84	1,925	81
Related parties	469	—	428	—	477	—

	2,408	72	2,189	84	2,402	81

Allowance for doubtful trade receivables	(359)	—	(375)	—	(453)	—

	2,049	72	1,814	84	1,949	81

c)	Other receivables:

	2004			2003			2002
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		422	—		203	—		444
Tax credits and export rebates	348		24	285		106	311		191
Trade	21		—	40		—	28		—
Prepaid expenses	52		139	46		251	69		341
Concessions charges	19		105	18		125	17		144
Related parties	3,110	(1)	617	5,906	(1)	615	4,571	(1)	447
Loans to clients	10		87	9		87	11		92
From the renegotiation of long-term contracts	—		21	—		25	—		27
From joint ventures and other agreements	6		—	29		—	38		—
Miscellaneous	435		112	186		91	236		156

	4,001		1,527	6,519		1,503	5,281		1,842

Allowance for other doubtful accounts	(130)		—	(122)		—	(105)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(70)	—		(80)	—		(97)

	3,871		1,457	6,397		1,423	5,176		1,745

(1)	Includes 1,739, which accrues an annual interest rate from 2.16% to 3.10% as of December 31, 2004, and 4,393 and 2,716 as of December 31, 2003 and 2002, respectively, with Repsol International Finance B.V. (other related party under common control).

d)	Inventories:

	2004	2003	2002
Refined products and other manufactured for sale	617	413	362
Crude oil	355	268	223
Products in process of refining and separation	13	16	14
Raw materials, packaging materials and others	149	109	144

	1,134	806	743

e)	Fixed assets:

	2004	2003	2002
Net book value of fixed assets (Exhibit A)	20,617	20,474	20,795
Allowance for unproductive exploratory drilling	(16)	(39)	(44)
Allowance for obsolescence of materials	(25)	(26)	(26)
Allowance for fixed assets to be disposed of	(22)	(21)	(57)

	20,554	20,388	20,668

Liabilities

f)	Accounts payable:

	2004		2003		2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	1,628	32	1,367	37	1,393	4
Hydrocarbon wells abandonment obligations	—	648	—	347	—	199
Related parties	172	—	144	—	118	—
From joint ventures and other agreements	136	—	104	—	113	—
Miscellaneous	89	174	62	70	113	85

	2,025	854	1,677	454	1,737	288

g)	Loans:

			2004		2003		2002
	Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75- 10.00%	2007-2028	29	1,078	574	1,075	983	2,406
Related parties(2)	10.77%	2005-2014	2	71	48	—	378	5
Mega Negotiable Obligations	10.77%	2005-2014	3	116	29	409	34	503
Profertil syndicated loan	4.37-7.22%	2005-2010	56	261	41	366	34	451
Interest rate swaps	—	—	—	4	1	9	2	12
Subordinated liabilities with shareholders	5.00%	2005	13	—	—	—	—	—
Other bank loans and other creditors	3.00-5.10%	2005-2007	143	154	214	226	275	379
Maxus Negotiable Obligations	—	—	—	—	6	—	86	4

			246	1,684	913	2,085	1,792	3,760

(1)	Annual interest rates as of December 31, 2004.
(2)	Includes 73 and 44 granted by Repsol Netherlands Finance B.V. as of December 31, 2004 y 2003, respectively, and 32 and 346 granted by Repsol International Finance B.V. and Repsol Netherlands Finance B.V., respectively, as of December 31, 2002.

Consolidated Statements of Income Accounts

h)	Other expenses, net:

	Income (Expense)
	2004	2003	2002
Reserve for pending lawsuits and other claims	(541)	(140)	(118)
Environmental remediation	(333)	(72)	(72)
Miscellaneous	(138)	60	(55)

	(1,012)	(152)	(245)

3. COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“TS”) have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial tasks, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of December 31, 2004, reserves for the environmental contingencies totaled approximately 289. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The total expended by YPF Holdings Inc. under this cost sharing arrangement was approximately US$ 70 million as of December 31, 2004. The remaining portion of this cost sharing arrangement (16 as of December 31, 2004) has been reserved. TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals. In the following discussions concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. In 1998, the EPA approved the remedial design. TS believes the construction of the approved remedy has been completed and has submitted to the EPA its report in connection with the required optimization phase, which included testing and related operations. TS is awaiting the EPA’s response to such report so that it may move beyond the optimization phase. This work was supervised and paid for by TS pursuant to the above described indemnification obligation to Occidental. YPF Holdings Inc. has fully reserved the estimated costs required to conduct ongoing operation and maintenance of such remedy, at an average cost of approximately US$ 1 million annually, for 10 years from and after January 1, 2004.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of TS’ studies. YPF Holdings Inc. currently expects the testing and studies to be completed in 2005 and the cost to be incurred are approximately 9 after December 31, 2004, which amount has been fully reserved. Maxus and TS have been conducting similar studies under their own auspices for several years. In addition, the EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Initiative (the “PRRI”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRI. Additional parties are currently negotiating to join in helping fund the EPA’s activities in this regard, eight additional parties having sent letters of intent to participate. The EPA has agreed to amend the order regarding this study when a total of nine additional parties (making a total of 40 entities) agree to participate. TS’ estimated share of the cost of this remedial investigation and feasibility study is 1 over the next three years, which amount has been fully reserved. As of December 31, 2004, there is a total of 35 reserved in connection with continuing such other studies and related matters related to the Passaic River and the Newark Bay (see discussion of the DEP’s Directive No. 1 and the Administrative Order on Consent (the “AOC”) below). Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or Newark Bay.

On September 19, 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRI, a congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS have filed a response to Directive No. 1 on behalf of themselves and Occidental, as successor to Chemicals, which sets forth both how these parties are complying with Directive No. 1 and certain defenses thereto. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

On February 13, 2004, the EPA and Occidental entered into the AOC pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. TS presented a proposed initial work plan to the EPA. TS anticipates that the initial work plan, a study that would include sampling in Newark Bay, will be approved in early 2005. TS currently plans to conduct this study in 2005 at an estimated cost of 13. Such amount has been fully reserved. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required. In January 2005, several environmental groups sued the U.S. Army Corps of Engineers (the “Army Corps”) challenging the Army Corps’ failure to prepare a supplemental environmental impact statement that plaintiffs’ allege is required in connection with a dredging project proposed for New York – New Jersey Harbor. Although neither YPF Holdings Inc. nor any of its subsidiaries is a party to this lawsuit, it could impact the timing, cost and approval of the proposed initial work plan.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny’s Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is providing financial assurance in the amount of US$ 20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. The results of the DEP’s review of these reports could increase the cost of any further remediation that may be required. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 75 as of December 31, 2004. Also, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. The State of New Jersey has expressed an increased interest in possibly instituting legal action seeking recovery of its expenditures in connection with these sites. The parties have settled the DEP’s claims of natural resource damages related to chromite ore residue both at said orphan sites and other known and unknown sites in Hudson and Essex Counties, New Jersey. While Maxus and TS expect settlement discussions to continue on the other aspects of the DEP’s claims, there can be no assurance of a negotiated resolution to these claims. In addition, in June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River, near the former Kerny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium. While the proposal remains incomplete in certain regards, the DEP is currently reviewing the proposed action levels.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. As of December 31, 2004, it is estimated that the remaining cost of performing the RIFS will be approximately 2. In addition, in the third quarter of 2004 and first quarter of 2005, the OEPA approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below. TS expects these works to begin in 2005 and estimates its share of the costs associated with these projects to be approximately 26. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. In spite of the many remedial, maintenance and monitoring activities performed, the former Painesville Works site has been proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. YPF Holdings Inc. has reserved a total of 28 as of December 31, 2004 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At December 31, 2004, YPF Holdings Inc. has reserved approximately 11 in connection with its estimated share of costs related to these sites.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a company in which it owned a 50% interest in 1983 and later conveyed its interest in that company to Maxus. Subsequently in 1985, Maxus acquired a full ownership interest in the company and then conveyed all of its interest in such company to a third party. TS is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, TS and Maxus believe that most of any contamination of the Port’s property that may have emanated from the Greens Bayou facility occurred after the conveyance of the company in 1985 or has been remediated. The Port’s claims have been settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. Based on current estimates, the cost of such remediation is not expected to exceed a total of US$ 44 million. Pursuant to a cost sharing agreement among the defendants, TS (on behalf of Occidental) contributed US$ 6 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. The hearing in this arbitration was completed on October 14, 2004, and the arbitral tribunal issued its final award on January 7, 2005, after having issued an initial award in November 2004. The award, if it stands, would require TS (on behalf of Occidental) to pay the other defendants a total of approximately 76, and possibly interest (the “Current Payment Amount”), and bear approximately 70% of the costs of the aforesaid remediation. Maxus and TS paid approximately 82 into a trust account in December 2004, which amount is to be made available to pay the Current Payment Amount if required. While the parties to the arbitration have engaged in preliminary discussions concerning possible settlement, on February 7, 2005, Maxus and TS have filed a notice of appeal to a second arbitration panel pursuant to the parties’ arbitration agreement. There is no assurance of success on appeal or that the settlement discussions will result in an agreement. As of December 31, 2004, YPF Holdings Inc. accrued a total of 92 related to this matter.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. Both Maxus and Occidental filed motions for partial summary judgment. In 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgment. In late 2004, the appellate court reversed the ruling of the trial court in certain respects and remanded the case for trial.

In 2001, the Texas State Comptroller assessed Midgard Energy Company, a subsidiary of YPF Holdings Inc., approximately 76 in Texas state franchise taxes, plus penalty and interest (currently estimated to be in excess of 150), for periods from 1997 back to 1984. The basis for the assessments essentially is the Comptroller’s attempt to characterize certain debt as capital contributions. This matter was settled in December 2004 for a total payment of approximately 15.

In 2001, the Texas State Comptroller also assessed Maxus Corporate Company, a former subsidiary of YPF Holdings Inc. that was merged into Maxus in December 1998, approximately 4 in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. On August 19, 2004, the administrative law judge issued a decision affirming approximately 3 of such assessment, plus penalty and interest. Although YPF Holdings Inc. believes the proposed decision is erroneous, it has paid the revised tax assessment, penalty and interest (a total of approximately 5) under protest. Maxus filed suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and (b) TS is not a party to said agreement. This matter currently is set for trial in late 2005. In a related development, in June 2003, the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals, which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1986 cut-off date.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately 71 in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional 23 in withholding taxes, which the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA and a lawsuit for damages brought by certain private parties. With respect to the EPA enforcement activities, Occidental is one of many PRPs that have been identified, and TS (which is handling this matter on behalf of Maxus) presently does not know the degree of Occidental’s alleged involvement as successor to Chemicals. Further, Occidental currently is not a defendant in the private lawsuit. Maxus is named as a defendant in this lawsuit; however, it believes it is improperly named.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF Holdings Inc.’s financial condition. YPF Holdings Inc. has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as natural gas sales and crude oil intersegment sales (“Exploration and Production”); the refining and marketing of crude oil to unrelated parties and petroleum derivatives (“Refining and Marketing”); the petrochemical operations (“Chemical”); the marketing of certain natural gas liquids and electric power generation (“Natural Gas and Electricity”); and other activities, not falling into these categories, are classified under “Corporate and Other” which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations mentioned in Note 3.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2004
Net sales to unrelated parties	1,829	13,144	1,958	335		140	—	17,406
Net sales to related parties	510	1,773	—	242		—	—	2,525
Net intersegment sales	11,457	891	188	—		126	(12,662)	—

Net sales	13,796	15,808	2,146	577	(1)	266	(12,662)	19,931

Operating income (loss)	6,878	1,324	564	262		(430)	(127)	8,471
Income on long-term investments	7	11	102	34		—	—	154
Depreciation	1,957	371	82	29		31	—	2,470
Acquisitions of fixed assets	2,599	434	86	3		52	—	3,174
Assets	15,778	8,244	2,143	984		4,616	(843)	30,922

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2003
Net sales to unrelated parties	1,208	11,856	1,369	267		119	—	14,819
Net sales to related parties	383	2,161	—	151		—	—	2,695
Net intersegment sales	10,547	650	184	—		117	(11,498)	—

Net sales	12,138	14,667	1,553	418	(1)	236	(11,498)	17,514

Operating income (loss)	6,182	1,527	387	180		(311)	(10)	7,955
Income on long-term investments	17	15	69	49		—	—	150
Depreciation	1,812	367	72	27		29	—	2,307
Acquisitions of fixed assets	2,281	180	47	4		39	—	2,551
Assets	15,508	7,240	1,985	1,018		7,788	(595)	32,944

Year ended December 31, 2002
Net sales to unrelated parties	1,427	11,663	1,216	240		205	—	14,751
Net sales to related parties	253	1,955	—	91		—	—	2,299
Net intersegment sales	11,322	778	367	16		258	(12,741)	—

Net sales	13,002	14,396	1,583	347	(1)	463	(12,741)	17,050

Operating income (loss)	6,666	(126)	340	137		(300)	(21)	6,696
Income on long-term investments	(7)	64	—	(507)		—	—	(450)
Depreciation	1,643	333	128	78		32	—	2,214
Acquisitions of fixed assets	2,255	298	148	150		47	—	2,898
Assets	17,393	8,563	1,877	772		3,828	(677)	31,756

(1)	Natural gas sales are recorded in the Exploration and Production segment.

Export revenues for the years ended December 31, 2004, 2003 and 2002 were 7,875, 7,422 and 8,605, respectively. The export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2004
	Cost
Main Account	Amounts at Beginning of Year	Traslation Net Effect (5)	Increases		Net Decreases and Transfers		Amounts at End of Year
Land and buildings	2,283	—	1		(26)		2,258
Mineral property, wells and related equipment	39,162	1	316		1,920		41,399
Refinery equipment and petrochemical plants	8,433	—	5		(90)		8,348
Transportation equipment	1,758	—	2		32		1,792
Materials and equipment in warehouse	274	—	572		(516)		330
Drilling and work in progress	1,337	2	2,270		(2,043)		1,566
Furniture, fixtures and installations	453	—	—		20		473
Selling equipment	1,240	—	—		18		1,258
Other property	324	—	8		(4)		328

Total 2004	55,264	3	3,174	(2)	(689	)(1)	57,752

Total 2003	53,422	(8)	2,551	(2)	(701	)(1)	55,264

Total 2002	53,117	1,268	2,898		(3,861	)(1)(6)	53,422

	2004								2003		2002
	Depreciation
Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases	Accumulated at End of Year	Net Book Value		Net Book Value		Net Book Value
Land and buildings	921	(4)		2%	43	960	1,298		1,362		1,441
Mineral property, wells and related equipment	26,306	2		(4)	1,936	28,244	13,155	(3)	12,856	(3)	12,661	(3)
Refinery equipment and petrochemical plants	4,966	(111)		4-10%	314	5,169	3,179		3,467		3,848
Transportation equipment	1,149	(11)		4-5%	53	1,191	601		609		544
Materials and equipment in warehouse	—	—		—	—	—	330		274		314
Drilling and work in progress	—	—		—	—	—	1,566		1,337		1,326
Furniture, fixtures and installations	388	(5)		10%	35	418	55		65		91
Selling equipment	810	3		10%	74	887	371		430		502
Other property	250	1		10%	15	266	62		74		68

Total 2004	34,790	(125	)(1)		2,470	37,135	20,617

Total 2003	32,627	(144	)(1)		2,307	34,790			20,474

Total 2002	31,086	(620	)(1)(6)		2,161	32,627					20,795

(1)	Includes 147, 108 and 32 of net book value charged to fixed assets allowances for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	Includes 307 and 133 corresponding to the future cost of hydrocarbon wells abandonment obligations for the year ended December 31, 2004 y 2003, respectively.
(3)	Includes 1,387, 1,514 and 1,652 of mineral property as of December 31, 2004, 2003 and 2002, respectively, and 415 and 129 related to the future cost of hydrocarbon wells abandonment obligations as of December 31, 2004 and 2003, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.
(6)	Includes 2,927 corresponding to net decreases for the year ended as of December 31, 2002, related to the transactions mentioned in Note 11 to the primary financial statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2004					2003	2002
	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses	Total	Total	Total
Salaries and social security taxes	361	84	102	24	571	502	534
Fees and compensation for services	35	106	26	7	174	156	166
Other personnel expenses	130	42	26	15	213	177	135
Taxes, charges and contributions	143	17	192	—	352	300	278
Royalties and easements	1,629	—	—	3	1,632	1,470	1,603
Insurance	71	1	14	—	86	92	61
Rental of real estate and equipment	217	2	54	1	274	202	153
Survey expenses	—	—	—	102	102	94	55
Depreciation of fixed assets	2,323	27	120	—	2,470	2,307	2,161
Industrial inputs, consumable materials and supplies	466	13	21	6	506	481	556
Construction and other service contracts	390	57	44	11	502	421	559
Preservation, repair and maintenance	746	17	26	5	794	659	659
Contracts for the exploitation of productive areas	299	—	—	—	299	211	152
Unproductive exploratory drillings	—	—	—	197	197	87	99
Transportation, products and charges	432	—	688	—	1,120	933	888
(Recovery) allowance for doubtful trade receivables	—	—	(6)	—	(6)	18	39
Publicity and advertising expenses	—	42	58	—	100	86	60
Fuel, gas, energy and miscellaneous	387	55	38	11	491	434	533

Total 2004	7,629	463	1,403	382	9,877

Total 2003	6,827	378	1,148	277		8,630

Total 2002	6,963	411	1,077	240			8,691

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos - Note 1)

	2004	2003	2002
Current Assets
Cash	267	233	216
Investments (Note 3.a)	180	673	374
Trade receivables (Note 3.b)	1,942	1,687	1,908
Other receivables (Note 3.c)	3,076	5,627	3,532
Inventories (Note 3.d)	1,005	675	594
Other assets (Note 2.d)	380	—	—

Total current assets	6,850	8,895	6,624

Noncurrent Assets
Trade receivables (Note 3.b)	71	80	81
Other receivables (Note 3.c)	1,413	1,184	1,424
Investments (Note 3.a)	2,344	2,533	2,262
Fixed assets (Note 3.e)	19,078	18,702	18,910

Total noncurrent assets	22,906	22,499	22,677

Total assets	29,756	31,394	29,301

Current Liabilities
Accounts payable (Note 3.f)	2,035	1,618	1,603
Loans (Note 3.g)	127	650	1,074
Salaries and social security	90	76	74
Taxes payable	1,923	3,344	507
Net advances from crude oil purchasers (Note 3.h)	264	260	401
Reserves (Exhibit E)	67	37	73

Total current liabilities	4,506	5,985	3,732

Noncurrent Liabilities
Accounts payable (Note 3.f)	768	436	273
Loans (Note 3.g)	1,232	1,295	2,746
Taxes payable	15	13	38
Net advances from crude oil purchasers (Note 3.h)	634	881	1,327
Reserves (Exhibit E)	621	365	289

Total noncurrent liabilities	3,270	2,990	4,673

Total liabilities	7,776	8,975	8,405

Temporary differences

Foreign companies' translation (Note 3.i)	(107)	(115)	—

Shareholders' Equity (per corresponding statements)	22,087	22,534	20,896

Total liabilities, temporary differences and shareholders’ equity	29,756	31,394	29,301

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

	2004	2003	2002
Net sales (Note 3.j)	18,448	16,456	15,428
Cost of sales (Exhibit F)	(8,493)	(7,251)	(7,632)

Gross profit	9,955	9,205	7,796

Administrative expenses (Exhibit H)	(398)	(327)	(327)
Selling expenses (Exhibit H)	(1,311)	(1,083)	(981)
Exploration expenses (Exhibit H)	(246)	(154)	(145)

Operating income	8,000	7,641	6,343

Income (loss) on long-term investments	203	389	(715)
Amortization of goodwill	—	—	(13)
Other expenses, net (Note 3.k)	(665)	(161)	(188)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	147	207	227
Exchange differences	68	(854)	1,966
Holding gains on inventories	185	57	18
Losses on exposure to inflation	—	(5)	(1,498)
(Losses) Gains on liabilities
Interests	(130)	(154)	(552)
Exchange differences	(80)	735	(3,781)
Gains on exposure to inflation	—	14	1,276
Income from sale of long-term investments	—	—	576

Net income before income tax	7,728	7,869	3,659
Income tax (Note 3.l)	(2,852)	(3,241)	(43)

Net income	4,876	4,628	3,616

Earnings per share (Note 1)	12.40	11.77	9.19

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos - Note 1, except for per share amount in pesos)

	Shareholders' Contributions
	Subscribed Capital	Irrevocable Contributions	Adjustment to Capital and Contributions	Issuance Premiums	Total	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders' Equity
Balance as of December 31, 2001	3,933	13	7,281	640	11,867	808	7	6,179	18,861

As decided by the Ordinary and Extraordinary Shareholders' meeting of April 10, 2002:
- Appropriation to Legal Reserve	—	—	—	—	—	56	—	(56)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,707	(1,707)	—
As decided by the Board of Directors' meeting of November 7, 2002:
- Cash dividends (Ps. 4 per share)	—	—	—	—	—	—	(1,581)	—	(1,581)
Net income	—	—	—	—	—	—	—	3,616	3,616

Balance as of December 31, 2002	3,933	13	7,281	640	11,867	864	133	8,032	20,896

As decided by the Ordinary and Extraordinary Shareholders' meeting of April 9, 2003:
- Cash dividends (Ps. 5 per share)	—	—	—	—	—	—	—	(1,967)	(1,967)
- Appropriation to Legal Reserve	—	—	—	—	—	167	—	(167)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,023	(1,023)	—
As decided by the Board of Directors' meeting of July 2, 2003:
- Cash dividends (Ps. 2.60 per share)	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income	—	—	—	—	—	—	—	4,628	4,628

Balance as of December 31, 2003	3,933	13	7,281	640	11,867	1,031	133	9,503	22,534

As decided by the Ordinary Shareholders' meeting of April 21, 2004:
- Reversal of Reserve for Future Dividends	—	—	—	—	—	—	(133)	133	—
- Cash dividends (Ps. 9 per share)	—	—	—	—	—	—	—	(3,540)	(3,540)
- Appropriation to Legal Reserve	—	—	—	—	—	255	—	(255)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,770	(1,770)	—
As decided by the Board of Directors' meeting of October 27, 2004:
- Cash dividends (Ps. 4.50 per share)	—	—	—	—	—	—	(1,770)	—	(1,770)
Conversion of Irrevocable Contributions into subordinated debt (Note 4)	—	(13)	—	—	(13)	—	—	—	(13)
Net income	—	—	—	—	—	—	—	4,876	4,876

Balance as of December 31, 2004	3,933	—	7,281	640	11,854	1,286	—	8,947	22,087

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos - Note 1)

	2004	2003	2002
Cash Flows from Operating Activities
Net income	4,876	4,628	3,616
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) Loss on long-term investments and amortization of goodwill	(203)	(389)	728
Dividends from long-term investments	108	40	15
Depreciation of fixed assets	2,365	2,216	2,000
Income from sale of long-term investments	—	—	(576)
Consumption of materials and fixed assets retired, net of allowances	194	280	249
Increase in allowances for fixed assets	124	67	73
Net increase in reserves	286	43	144
Changes in assets and liabilities:
Trade receivables	(246)	206	(1,064)
Other receivables	2,314	(2,329)	(1,842)
Inventories	(330)	(81)	(42)
Accounts payable	330	43	693
Salaries and social security	14	3	12
Taxes payable	(1,419)	2,816	434
Net advances from crude oil purchasers	(258)	(415)	(556)
Exchange differences, interests and others	74	(200)	2,240

Net cash flows provided by operating activities	8,229 (1)	6,928 (1)	6,124 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(2,752)	(2,222)	(2,682)
Capital distributions from long-term investments	15	—	13
Capital contribution in long-term investments	—	(6)	(26)
Proceeds from sales of long-term investments	—	—	917
Investments (non cash and equivalents)	—	(18)	29

Net cash flows used in investing activities	(2,737)	(2,246)	(1,749)

Cash Flows used in Financing Activities
Payment of loans	(892)	(1,397)	(3,848)
Proceeds from loans	280	—	58
Dividends paid	(5,310)	(2,990)	(37)

Net cash flows used in financing activities	(5,922)	(4,387)	(3,827)

(Decrease) Increase in Cash and Equivalents	(430)	295	548
Cash and equivalents at the beginning of years	864	574	57
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	(5)	(31)

Cash and equivalents at the end of years	434	864	574

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (4,736), (223) and (203) corresponding to income tax payments, and (124), (223) and (452) corresponding to interest payments, for the years ended December 31, 2004, 2003 and 2002, respectively.

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Derivative instruments

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts related to forward crude oil sale agreements, which are described in Note 2.j.

Recognition of revenue criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks of loss pass to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of borrowed and granted loans, which has been estimated based on market prices or current interest rates offered to the Company at the end of each year, for investments or debt with the same remaining maturity, approximates its carrying value.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets and liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding and the net income for the years ended as of December 31, 2004, 2003 and 2002.

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

•	Amounts in Argentine pesos have been valued at face value.

•	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is presented in Exhibit G.

b)	Current investments, trade and other receivables and payables:

•	Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at market value at the end of each year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each year.

•	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

•	Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each year.

•	Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1, which does not differ significantly from its replacement cost as of the end of each year.

Inventories valuation does not exceed their estimated recoverable value.

d)	Other assets:

These include the Company’s interest in PBBPolisur S.A. and Petroken Petroquímica Ensenada S.A. (“Petroken”), which have been valued using the equity method, that do not exceed their estimated recoverable value (Note 11).

e)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment, were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization of natural gas sale prices and utility rates (Exhibit E).

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included in the “Temporary differences—Foreign companies’ translation” account of the balance sheet, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Buenos Aires City, Argentina, to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity (Exhibit C).

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

•	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, however, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met and the reserves determination process exceeds one year following drilling completion, cost of drilling exploratory wells are charged to expense. As of December 31, 2004, the Company has not capitalized any exploratory well capitalized whose drilling has been completed for more than a year.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•	The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

•	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	Discounted future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted amounts payable.

Other fixed assets

•	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%. The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Income tax for the years ended December 31, 2004, 2003 and 2002, was charged to “Income tax” account in the statement of income, since the annual income tax liability is higher than the tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of December 31, 2004 are 20% for natural gas and liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price.

h)	Allowances and reserves:

•	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

•	Reserves for losses: amounts have been provided for various contingencies involving the Company. The estimated probable amounts are recorded taking into consideration the probability and period of occurrence, based on Management’s expectations and in consultation with legal counsel. If required by generally accepted accounting principles, their discounted value does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

As of December 31, 2004, the Company hedged the crude oil price of future committed deliveries through price swap agreements originally covering approximately 23.9 and 24.1 million crude oil barrels to be delivered during the term of ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 9.b (“hedged item”). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2004, approximately 22 million of barrels of crude oil are hedged under these agreements.

These fair value hedges are carried at fair value and are disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As hedge is effective, changes in the fair value of these derivative instruments and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” and “Irrevocable Contributions” accounts, which are stated at their historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Capital and Contributions” account.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria, restated as detailed in Note 1:

•	Accounts which accumulate monetary transactions at its face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation and amortization of nonmonetary assets, valued at acquisition cost, have been recorded based on the restated cost of such assets.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•	Income (loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

•	Financial income (expenses) for the years ended December 31, 2003 and 2002, are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account “Gains (Losses) on exposure to inflation”.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts

Assets

a)	Investments:

	2004			2003			2002
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	180	(1)(2)	—	673	(1)	—	374	(1)	8
Long-term investments (Exhibit C)	—		2,669	—		2,826	—		2,445
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(325)	—		(293)	—		(191)

	180		2,344	673		2,533	374		2,262

(1)	Includes 167, 631 and 358 as of December 31, 2004, 2003 and 2002, respectively, with an original maturity of less than three months.
(2)	Accrue interests at annual rates from 4.10% to 4.50%.

b)	Trade receivables:

	2004			2003		2002
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	1,779		71	1,554	80	1,766	81
Related parties (Note 7)	510		—	491	—	575	—

	2,289	(1)	71	2,045	80	2,341	81
Allowance for doubtful trade receivables (Exhibit E)	(347)		—	(358)	—	(433)	—

	1,942		71	1,687	80	1,908	81

(1)	Includes 288 in litigation, 94 one to three months past due, 155 in excess of three months past due, 1,727 due within three months and 25 due after three months.

c)	Other receivables:

	2004				2003		2002
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.l)	—		405		—	166	—	417
Tax credits and export rebates	299		17		254	18	257	70
Trade	20		—		39	—	26	—
Prepaid expenses	42		128		35	156	56	201
Concessions charges	19		105		18	125	17	144
Related parties (Note 7)	2,516	(3)	617	(3)	5,235	603	3,083	458
Loans to clients	10		87		9	87	11	92
From the renegotiation of long-term contracts	—		21		—	25	—	27
From joint ventures and other agreements	6		—		29	—	38	—
Miscellaneous	286		103		130	84	149	112

	3,198	(1)	1,483	(2)	5,749	1,264	3,637	1,521
Allowance for other doubtful accounts (Exhibit E)	(122)		—		(122)	—	(105)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(70)		—	(80)	—	(97)

	3,076		1,413		5,627	1,184	3,532	1,424

(1)	Includes 21 one to three months past due, 111 in excess of three months past due and 3,066 due as follows: 1,642 from one to three months, 32 from three to six months, 9 from six to nine months and 1,383 from nine to twelve months.
(2)	Includes 960 due from one to two years, 348 due from two to three years and 175 due after three years.
(3)	Accrues interest at annual rates from 2.51% to 6.67%.

d)	Inventories:

	2004	2003	2002
Refined products for sale	558	352	307
Crude oil	346	262	218
Products in process of refining	9	14	10
Raw materials and packaging materials	92	47	59

	1,005	675	594

e)	Fixed assets:

	2004	2003	2002
Net book value of fixed assets (Exhibit A)	19,141	18,788	19,037
Allowance for unproductive exploratory drilling (Exhibit E)	(16)	(39)	(44)
Allowance for obsolescence of materials (Exhibit E)	(25)	(26)	(26)
Allowance for fixed assets to be disposed of (Exhibit E)	(22)	(21)	(57)

	19,078	18,702	18,910

Liabilities

f)	Accounts payable:

	2004				2003		2002
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Trade	1,417		22		1,237	27	1,238	4
Hydrocarbon wells abandonment obligations	—		648		—	347	—	199
Related parties (Note 7)	330		—		240	—	208	—
Investment in controlled company – YPF Holdings Inc.	102		—		—	—	—	—
From joint ventures and other agreements	136		—		104	—	113	—
Miscellaneous	50		98		37	62	44	70

	2,035	(1)	768	(2)	1,618	436	1,603	273

(1)	Includes 2,001 due within three months, 11 due from three to six months and 23 due after six months.
(2)	Includes 159 due from one to two years and 609 due after two years.

g)	Loans:

			2004		2003		2002
	Interest Rates(1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75-10.00%	2007-2028	29	1,078	574	1,075	983	2,406
Subordinated liability with shareholders (Note 4)	5.00%	2005	13	—	—	—	—	—
Other bank loans and other creditors	3.53%	2005-2007	85	154	76	220	91	340

			127	1,232	650	1,295	1,074	2,746

(1)	Annual interest rates as of December 31, 2004.
(2)	Disclosed net of 784, 1,253 and 1,200 corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of December 31, 2004, 2003 and 2002, respectively.

The maturities of the Company’s current and noncurrent loans, as of December 31, 2004, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	68	18	39	2	127

	From 1 to 2 years	From 2 to 3 years	From 4 to 5 years	Over 5 years	Total
Noncurrent loans	79	593	366	194	1,232

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2004		2003		2002
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$	300	7.75%	2007	14	518	15	517	20	717
US$ 1,000	1998	US$	100	10.00%	2028	3	194	3	190	4	221
US$ 1,000	1999	US$	225	9.13%	2009	12	366	12	368	14	442
US$ 1,000	1998	US$	350	—	—	—	—	—	—	914	—
—	1994	US$	350	—	—	—	—	544	—	31	1,026

						29	1,078	574	1,075	983	2,406

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

h)	Net advances from crude oil purchasers:

	2004			2003		2002
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	644	1,466		432	1,276	625	1,560
Derivative instruments - Crude oil price swaps	(380)	(832)		(172)	(395)	(224)	(233)

	264	634	(1)	260	881	401	1,327

(1)	Includes 264 due from one to two years, 264 due from two to three years and 106 due after three years.

Temporary differences

i)	Foreign companies’ translation:

	2004	2003	2002
Balance at the beginning of years	(115)	—	—
Increases (decreases)	8	(115)	—

Balance at the end of years	(107)	(115)	—

Statements of Income Accounts

j)	Net sales:

	Income (Expense)
	2004	2003	2002
Sales	19,350	17,242	16,044
Turnover tax	(286)	(245)	(173)
Hydrocarbon export withholdings	(616)	(541)	(443)

	18,448	16,456	15,428

k)	Other expenses, net:

	2004	2003	2002
Reserve for pending lawsuits and other claims	(534)	(140)	(115)
Environmental remediation	(69)	(34)	—
Miscellaneous	(62)	13	(73)

	(665)	(161)	(188)

l)	Income tax:

	2004	2003	2002
Current income tax	(3,091)	(2,993)	(375)
Deferred income tax	239	(248)	332

	(2,852)	(3,241)	(43)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Net income before income tax	7,728	7,869	3,659
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,705)	(2,754)	(1,281)

Permanent differences:
Effect of the restatement into constant Argentine pesos	(353)	(485)	132
Income (Loss) on long-term investments and amortization of goodwill	71	136	(255)
Exchange difference from translation of long-term investments	—	—	1,051
Not taxable (not deductible)exchange differences	5	(18)	219
Miscellaneous	130	(120)	91

	(2,852)	(3,241)	(43)

The breakdown of the net deferred tax asset as of December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	99	151	202
Not deductible allowances and reserves	425	250	275
Specific tax loss carryforwards	174	—	—
Miscellaneous	84	51	101

Total deferred tax assets	782	452	578

Deferred tax liabilities
Fixed assets	(258)	(235)	(115)
Miscellaneous	(119)	(51)	(46)

Total deferred tax liabilities	(377)	(286)	(161)

Net deferred tax asset	405	166	417 (1)

(1)	Includes 3 corresponding to the restatement into Argentine pesos as of December 31, 2002 (Note 1).

4. CAPITAL STOCK

The Company’s subscribed capital, as of December 31, 2004, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2004, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2004, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Pursuant to General Resolution N° 466/04 from the CNV, the Company has converted the irrevocable contributions of 13 into a subordinated liability, which is disclosed in the “Loans” account of the balance sheet as of December 31, 2004. This liability will be paid to all of the shareholders in proportion to their stockholdings.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2004, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 54 million and US$ 65 million, respectively. The corresponding loans have final maturity in 2011.

YPF has pledged all of its shares of capital stock in Profertil S.A. due to requirements of the financial agreement and has committed, among other things, to maintain its interests in this company upon December 31, 2010.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2004, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Salta

Aguada Pichana	27.28%	Total Austral S.A.	Production
Neuquén

Aguaragüe	30.00%	Tecpetrol S.A.	Exploration and production
Salta

Bandurria	27.30%	YPF S.A.	Exploration
Neuquén

CAM-1	50.00%	Sipetrol S.A.	Exploration and production
Tierra del Fuego and Santa Cruz

CAM-2 / A SUR	50.00%	Sipetrol S.A.	Exploration and production
Tierra del Fuego and Santa Cruz

CAM-3	50.00%	Sipetrol S.A.	Exploration and production
Santa Cruz

Campamento Central / Cañadón Perdido	50.00%	YPF S.A.	Production
Chubut

CCA-1 GAN GAN	50.00%	Wintershall Energía S.A.	Exploration
Chubut

CGSJ -V/A	50.00%	Wintershall Energía S.A.	Exploration
Chubut

Corralera	40.00%	Chevron San Jorge S.R.L.	Exploration
Neuquén

El Tordillo	12.20%	Tecpetrol S.A.	Production
Chubut

Filo Morado	50.00%	YPF S.A.	Generation of power electricity
Neuquén

Name and Location	Ownership Interest		Operator	Activity
La Tapera y Puesto Quiroga	12.20%		Tecpetrol S.A.	Exploration
Chubut

Llancanelo	51.00%		YPF S.A.	Exploration and production
Mendoza

Magallanes “A”	50.00%		Sipetrol S.A.	Production
Santa Cruz

Palmar Largo	30.00%		Pluspetrol S.A.	Production
Formosa

Puesto Hernández	61.55%		Pecom Energía S.A.	Production
Neuquén and Mendoza

Ramos	15.00%	(1)	Pluspetrol Energy S.A.	Production
Salta

San Roque	34.11%		Total Austral S.A.	Exploration and production
Neuquén

Tierra del Fuego	30.00%		Pan American	Production
Tierra del Fuego			Fueguina S.R.L.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2004, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 30% and 100%.

The assets and liabilities and production costs of the joint ventures and other agreements as of December 31, 2004, 2003 and 2002 included in the financial statements are as follows:

	2004	2003	2002
Current assets	84	79	110
Noncurrent assets	1,912	1,792	1,658

Total assets	1,996	1,871	1,768

Current liabilities	197	152	192
Noncurrent liabilities	137	133	44

Total liabilities	334	285	236

Production costs	775	665	663

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2004, 2003 and 2002, from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2004				2003				2002
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	16	—	—	10	9	—	—	5	6	2	—	6
A - Evangelista S.A.	—	7	—	41	—	1	—	18	—	1	—	28
Others	—	—	—	44	—	—	—	44	—	—	—	44

	16	7	—	95	9	1	—	67	6	3	—	78

Jointly Controlled Companies:
Petroken	38	—	—	1	35	—	—	—	26	—	—	—
Profertil S.A.	6	1	—	34	11	37	—	14	8	109	—	7
Mega	157	2	—	—	112	30	—	21	228	1	30	—
Refinería del Norte S.A. (“Refinor”)	72	—	—	26	57	—	—	43	89	2	—	22

	273	3	—	61	215	67	—	78	351	112	30	29

Companies under Significant Influence:	114	1	—	46	73	22	—	28	31	45	—	64

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,305	—	26	—	1,385	—	33	—	1,394	—	26
Repsol YPF Transporte y Trading S.A.	30	—	—	28	132	—	—	—	146	—	—	—
Repsol YPF Gas S.A.	16	21	32	—	10	22	48	2	10	30	63	—
Repsol YPF Gas Chile Ltda.	—	4	323	—	—	8	299	—	—	—	365	—
Repsol YPF Brasil S.A.	11	18	262	18	21	25	256	14	18	313	—	—
Repsol International Finance B.V.	—	1,137	—	—	—	3,699	—	—	—	1,172	—	—
Others	50	20	—	56	31	6	—	18	13	14	—	11

	107	2,505	617	128	194	5,145	603	67	187	2,923	428	37

	510	2,516	617	330	491	5,235	603	240	575	3,083	458	208

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2004, 2003 and 2002, include the following:

	2004				2003				2002
	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	15	96	—	—	9	80	—	—	8	85	—	—
A - Evangelista S.A.	—	131	—	—	1	117	—	—	—	258	2	1

	15	227	—	—	10	197	—	—	8	343	2	1

Jointly Controlled Companies:
Petroken	181	5	—	—	143	1	—	—	123	1	—	—
Profertil S.A.	67	130	35	—	48	72	50	5	64	29	20	8
Mega	611	—	25	(1)	413	—	—	1	294	—	(34)	1
Refinor	266	140	—	—	263	126	—	—	212	86	—	—

	1,125	275	60	(1)	867	199	50	6	693	116	(14)	9

Companies under Significant Influence:	564	244	—	—	310	230	—	—	191	245	—	—

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	20	185	51	—	19	(134)	49	1	19	(83)	34
Repsol YPF Transporte y Trading S.A.	636	155	—	—	1,225	34	—	—	1,412	377	—	—
Repsol YPF Brasil S.A.	70	5	—	14	64	2	—	16	55	—	25	20
Repsol YPF Gas S.A.	193	2	17	7	170	1	27	5	116	—	28	6
Repsol International Finance B.V.	—	—	2,602	31	—	—	(2,644)	28	—	—	(1,212)	5
Repsol Netherlands Finance B.V.	—	—	—	—	—	—	—	—	—	—	(1,899)	(76)
Others	185	170	—	18	291	10	25	11	48	11	207	25

	1,084	352	2,804	121	1,750	66	(2,726)	109	1,632	407	(2,934)	14
	2,788	1,098	2,864	120	2,937	692	(2,676)	115	2,524	1,111	(2,946)	24

8. SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

Cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 29, 23 and 25 for the years ended December 31, 2004, 2003 and 2002, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 5, 5 and 4 for the years ended December 31, 2004, 2003 and 2002, respectively.

c)	Directors’ Incentive Programs:

These include directors and high-responsibility personnel in YPF and its controlled companies. The aim of these programs is to strengthen the identification of the mentioned executives with shareholders’ interests while, at the same time, favoring retention of key personnel. The plans are the following:

•	2000 Stock Appreciation Rights Program: was based on the appreciation of the listed price of Repsol YPF’s shares between the time the stock appreciation rights were granted and the time they were exercised. As of December 31, 2004, the stock appreciation rights of this program were totally exercised and paid in cash.

•	2002 Stock Appreciation Rights Program: is based on the appreciation of the listed price of Repsol YPF’s shares between the time the stock appreciation rights were granted and the time they are exercised, and is settled in cash. As of December 31, 2004, 583,282 stock appreciation rights with a reference value of 13 euros per share and 641,072 stock appreciation rights with a reference value of 18 euros per share, remain outstanding.

In relation to the rights of each tranche, the beneficiaries will be able to exercise 1/3 from March 1, 2004, up to 2/3 from March 1, 2005 and from March 1, 2006 through December 2006, the beneficiaries will be able to exercise all of the rights not yet exercised. During 2004, Repsol YPF has acquired options in order to hedge the cash flows related to this program.

•	Incentive Plan: the recognition of this incentive plan is linked to the beneficiary´s permanence in the Company through December 31, 2006. It is calculated considering the compensation of the beneficiary and a multiplier that varies depending on the accomplishment of established objectives.

The amount charged to expense related to these programs for the years ended December 31, 2004, 2003 and 2002 was not material.

9. COMMITMENTS AND CONTINGENCIES

a)	Reserve for pending lawsuits:

It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of these financial statements, of the possible outcome of the mentioned lawsuits (Exhibit E).

Additionally, YPF has received claims for approximately 592, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such claims. YPF has also received 148 claims with adverse outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outflows related to such claims.

b)	Other matters:

Contractual commitments:

In June 1998 and December 2001, YPF has received from crude oil purchasers advanced payments for future crude oil commitments deliveries for approximately US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 23.9 million and 24.1 million crude oil barrels during the term of ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as “Net advances from crude oil purchasers” on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. As of December 31, 2004, approximately 22 million crude oil barrels are pending of delivery.

Operating leases:

As of December 31, 2004, the main lease contracts, which began its execution after January 1, 2003, mainly correspond to the rental of oil and gas production facilities. Charges recognized under these contracts corresponding to the year ended December 31, 2004, amounted to 46.

As of December 31, 2004, future estimated payments related to these contracts are as follows: 59 within one year, 141 from one to five years and 1 after five years.

Tax claims:

The tax authorities (“AFIP”) have filed a claim in connection with the calculation of the Hydro Infrastructure and Gas oil rates related to gasoline and gas oil export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of 176 plus interests. Management believes, based upon the opinion of its external counsel, that strong legal and constitutional reasons exist to consider that those claims are without merit and the Company has challenged those claims through a legal presentation.

Additionally, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities. Management and its external counsel believe, based on the available information, that these claims will not have significant adverse effects on the results of future operations.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity.

As of December 31, 2004, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company has set off new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of December 31, 2004, the Company has reserved all environmental contingencies which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced. In the long term, these potential changes and ongoing studies, could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities related to Chemicals’ operations were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to an amount that will enable to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated Argentine pesos as of that date, based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

On February 4, 2004, YPF filed a complaint appeal with the Criminal Economic Appellate Court (the “Court of Appeals”) as a consequence of Antitrust Board’s denial of YPF’s annulment request of the resolution that disposed the imputation, based on absence of majority and prejudgment. On November 9, 2004, the Court of Appeals denied the annulment request based on absence of majority. Considering this resolution, YPF brought in an extraordinary petition and another appeal.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted the proceedings to the Civil and Commercial Appellate Court Room II for its resolution. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, that the Court of Appeals’ decisions tend to confirm the decisions made by the Antitrust Board.

Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of the Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

EDF International S.A. claim:

EDF International S.A. (“EDF”) has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF’s Management, based upon the opinion of external counsel, believes that EDF’s position is without merit, as the Convertibility Law No. 23,928 was repealed by Law No. 25,561, approved on January 6, 2002.

Availability of foreign currency deriving from exports:

Decree No. 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law N° 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1589/89 was implicitly abolished by Decree No. 1606/01.

On December 31, 2002, Decree No. 2,703/02 was enforced, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02, YPF S.A. has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

Natural gas exports:

As a consequence of the resolutions taken by the Federal Government, which tend to rationalize natural gas exports in order to guarantee the natural gas local market supply, YPF has failed to fulfill certain supply obligations with foreign customers, alleging “force majeure” circumstances. Some customers have refused this allegation, alleging that YPF is responsible for breaching the contractual supply obligation.

In January 2005, Empresa Nacional de Electricidad S.A. (“ENDESA”) notified YPF of the beginning of an arbitral process to solve the dispute related to the alleged breach of a contractual clause to increase natural gas deliveries established in the export contract signed in June 2000 and asking the payment of a contractual penalty. As of the date of issuance of these financial statements, as Management and its external counsel are still analyzing the facts and merits of the case, the outcome of this matter cannot be determined.

Changes in Argentine economic rules:

During the year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Consequently, the retained earnings are restricted by 244.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefiting from conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

11. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2004:

•	In July 2004, YPF through YPF Holdings Inc. sold, for an amount of US$ 43 millions, its interest in Global, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of 47.

•	In October 2004, YPF through YPF International Ltd. sold, for an amount of US$ 41 millions, its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of 92.

Additionally, subsequently to December 31, 2004, YPF sold its interests in PBBPolisur S.A. and Petroken, for an amount of US$ 97.5 millions and US$ 58 millions, respectively (Note 2.d). As of the date of issuance of these financial statements, the sale of Petroken is subject to approval by the Antitrust Board.

During the year ended December 31, 2002:

•	In January 2002, YPF through YPF International Ltd. sold, at fair market value, its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia for a total amount of approximately US$ 174 million, recording a gain of 114.

•	In March 2002, the Company’s Board of Directors approved the transfer of YPF’s interest in Repsol YPF Chile Ltda. and Repsol YPF Gas Chile Ltda., companies that resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 25. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of 4.

•	In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 605. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

12. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting standards in Buenos Aires City, Argentina and the generally accepted accounting standards in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting standards in places other than in Buenos Aires City, Argentina.

13. OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, “Disclosures about Oil and Gas Producing Activities” for YPF and its controlled companies.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2004, 2003 and 2002:

	2004
	Argentina	Other Foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	41,239	23	41,262
Support equipment and facilities	863	—	863
Uncompleted wells, equipment and facilities	901	60	961
Unproved oil and gas properties	65	45	110

Total capitalized costs	43,068	128	43,196
Accumulated depreciation and valuation allowances	(28,696)	(16)	(28,712)

Net capitalized costs	14,372	112	14,484

Affiliated company’s net capitalized costs	104	—	104

	2003
	Argentina	Other Foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	39,013	46		39,059
Support equipment and facilities	782	—		782
Uncompleted wells, equipment and facilities	987	93		1,080
Unproved oil and gas properties	—	50		50

Total capitalized costs	40,782	189		40,971
Accumulated depreciation and valuation allowances	(26,767)	(14)		(26,781)

Net capitalized costs	14,015	175	(1)	14,190

Affiliated company’s net capitalized costs	102	—		102

	2002
	Argentina	Other Foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	37,084	55		37,139
Support equipment and facilities	740	3		743
Uncompleted wells, equipment and facilities	988	14		1,002
Unproved oil and gas properties	—	39		39

Total capitalized costs	38,812	111		38,923
Accumulated depreciation and valuation allowances	(25,004)	(20)		(25,024)

Net capitalized costs	13,808	91	(1)	13,899

Affiliated company’s net capitalized costs	135	—		135

(1)	Includes capitalized costs related to properties sold during the year 2004, as mentioned in Note 11.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2004, 2003 and 2002:

	2004
	Argentina	Other Foreign		Worldwide
Acquisition of properties
Unproved	—	6		6
Exploration costs	297	108		405
Development costs	2,235	12		2,247

Total costs incurred	2,532	126	(1)	2,658

Affiliated company’s total costs incurred	11	—		11

	2003
	Argentina	Other Foreign		Worldwide
Acquisition of properties
Unproved	—	20		20
Exploration costs	215	208		423
Development costs	1,900	2		1,902

Total costs incurred	2,115	230	(1)	2,345

Affiliated company’s total costs incurred	6	—		6

	2002
	Argentina	Rest of South America		Other Foreign		Worldwide
Acquisition of properties
Unproved	—	—		4		4
Exploration costs	147	5		73		225
Development costs	2,040	24		3		2,067

Total costs incurred	2,187	29		80	(1)	2,296

Affiliated company’s total costs incurred	27	79	(1)	—		106

(1)	Includes costs incurred related to properties sold during the years 2004 and 2002, as mentioned in Note 11.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 4 to consolidated financial statements, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional oil and gas operations that do not arise from those properties held by the Company.

	2004
	Argentina	Other Foreign(1)	Worldwide
Net sales to unaffiliated parties	2,234	10	2,244
Net intersegment sales	10,790	—	10,790

Total net revenues	13,024	10	13,034
Production costs	(3,618)	(10)	(3,628)
Exploration expenses	(246)	(136)	(382)
Depreciation and expense for valuation allowances	(1,952)	(5)	(1,957)
Other	(9)	—	(9)

Pre-tax income (loss) from producing activities	7,199	(141)	7,058
Income tax expense	(2,786)	(1)	(2,787)

Results of oil and gas producing activities	4,413	(142)	4,271

Related company’s results of operations	35	—	35

	2003
	Argentina	Other Foreign(1)		Worldwide
Net sales to unaffiliated parties	1,411	21		1,432
Net intersegment sales	10,092	—		10,092

Total net revenues	11,503	21		11,524
Production costs	(3,190)	(10)		(3,200)
Exploration expenses	(154)	(123)		(277)
Depreciation and expense for valuation allowances	(1,806)	(6)		(1,812)
Other	—	(3)		(3)

Pre-tax income (loss) from producing activities	6,353	(121)		6,232
Income tax expense	(2,520)	(4)		(2,524)

Results of oil and gas producing activities	3,833	(125	)(1)	3,708

Related company’s results of operations	20	—		20

	2002
	Argentina	Rest of South America	Other Foreign(1)	Worldwide
Net sales to unaffiliated parties	905	84	17	1,006
Net intersegment sales	10,935	10	—	10,945

Total net revenues	11,840	94	17	11,951
Production costs	(3,139)	(50)	(6)	(3,195)
Exploration expenses	(145)	(4)	(93)	(242)
Depreciation and expense for valuation allowances	(1,569)	(23)	(9)	(1,601)
Other	—	1	(3)	(2)

Pre-tax income (loss) from producing activities	6,987	18	(94)	6,911
Income tax expense	(2,446)	(4)	28	(2,422)

Results of oil and gas producing activities	4,541	14	(66)	4,489

Related company’s results of operations	50	22 (1)	—	72

(1)	Includes results from oil and gas producing activities related to properties sold during the years 2004 and 2002, as mentioned in Note 11.

Oil and gas reserves

Proved reserves represent estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2004, 2003 and 2002, and the changes therein:

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2004
	Argentina		Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,264		5	1,269
Revisions of previous estimates	(38)		—	(38)
Extensions, discoveries and improved recovery	28		—	28
Sale of reserves in place (Note 11)	—		(5)	(5)
Production for the year	(146)		—	(146)

End of year	1,108	(1)	—	1,108

Proved developed reserves
Beginning of year	1,047		—	1,047
End of year	908	(2)	—	908
Related company’s proved developed and undeveloped reserves	7		—	7

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2003
	Argentina		Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,381		6	1,387
Revisions of previous estimates	(18)		(1)	(19)
Extensions, discoveries and improved recovery	58		—	58
Production for the year	(157)		—	(157)

End of year	1,264	(1)	5	1,269

Proved developed reserves
Beginning of year	1,135		1	1,136
End of year	1,047	(2)	—	1,047
Related company’s proved developed and undeveloped reserves	10		—	10

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2002
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,467		20	178	1,665
Revisions of previous estimates	11		—	—	11
Extensions, discoveries and improved recovery	63		—	—	63
Sales of reserves in place (Note 11)	—		(20)	(172)	(192)
Production for the year	(160)		—	—	(160)

End of year	1,381	(1)	—	6	1,387

Proved developed reserves
Beginning of year	1,183		10	150	1,343
End of year	1,135	(2)	—	1	1,136
Related company’s proved developed and undeveloped reserves	19		—	—	19

(1)	Includes natural gas liquids of 236, 275 and 368, as of December 31, 2004, 2003 and 2002, respectively.
(2)	Includes natural gas liquids of 186, 222 and 274, as of December 31, 2004, 2003 and 2002, respectively.

	Natural gas (Billions of cubic feet)
	2004
	Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	7,930	50	7,980
Revisions of previous estimates	(524)	—	(524)
Extensions and discoveries	111	—	111
Sales of reserves in place (Note 11)	—	(46)	(46)
Production for the year (1)	(705)	—	(705)

End of year	6,812	4	6,816

Proved developed reserves
Beginning of year	5,602	7	5,609
End of year	5,037	4	5,041
Related company’s proved developed and undeveloped reserves	200	—	200

	Natural gas (Billions of cubic feet)
	2003
	Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	8,919	55	8,974
Revisions of previous estimates	(362)	(4)	(366)
Extensions and discoveries	16	—	16
Production for the year (1)	(643)	(1)	(644)

End of year	7,930	50	7,980

Proved developed reserves
Beginning of year	6,793	8	6,801
End of year	5,602	7	5,609
Related company’s proved developed and undeveloped reserves	297	—	297

	Natural gas (Billions of cubic feet)
	2002
	Argentina	Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	9,569	188	422	10,179
Revisions of previous estimates	(125)	—	5	(120)
Extensions and discoveries	15	—	—	15
Sales of reserves in place (Note 11)	—	(188)	(370)	(558)
Production for the year (1)	(540)	—	(2)	(542)

End of year	8,919	—	55	8,974

Proved developed reserves
Beginning of year	7,340	45	127	7,512
End of year	6,793	—	8	6,801
Related company’s proved developed and undeveloped reserves	513	—	—	513

(1)	Excludes quantities which have been flared or vented.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at year-end prices. Additionally, year-end prices were adjusted in those instances where future sales are covered by contracts at specified prices.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 2.98, 2.93 and 3.37 to US$ 1, as of December 31, 2004, 2003 and 2002, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

	2004
	Argentina	Other Foreign	Worldwide
Future cash inflows	126,217	67	126,284
Future production costs	(30,070)	(8)	(30,078)
Future development costs	(7,101)	—	(7,101)

Future net cash flows, before income taxes	89,046	59	89,105
Discount for estimated timing of future cash flows	(36,388)	(26)	(36,414)
Future income taxes, discounted at 10% (1)	(17,065)	(12)	(17,077)

Standardized measure of discounted future net cash flows	35,593	21	35,614

Related company’s standardized measure of discounted future net cash flows	323	—	323

	2003
	Argentina	Other Foreign	Worldwide
Future cash inflows	109,099	998	110,097
Future production costs	(27,141)	(289)	(27,430)
Future development costs	(2,944)	(168)	(3,112)

Future net cash flows, before income taxes	79,014	541	79,555
Discount for estimated timing of future cash flows	(31,915)	(273)	(32,188)
Future income taxes, discounted at 10% (1)	(15,354)	(98)	(15,452)

Standardized measure of discounted future net cash flows	31,745	170 (2)	31,915

Related company’s standardized measure of discounted future net cash flows	374	—	374

	2002
	Argentina	Other Foreign	Worldwide
Future cash inflows	134,406	1,574	135,980
Future production costs	(29,486)	(712)	(30,198)
Future development costs	(4,671)	(223)	(4,894)

Future net cash flows, before income taxes	100,249	639	100,888
Discount for estimated timing of future cash flows	(42,123)	(309)	(42,432)
Future income taxes, discounted at 10% (1)	(19,418)	(119)	(19,537)

Standardized measure of discounted future net cash flows	38,708	211 (2)	38,919

Related company’s standardized measure of discounted future net cash flows	732	—	732

(1)	Undiscounted future income taxes are 28,143 (28,121 for Argentina and 22 for Other Foreign), 25,599 (25,408 for Argentina and 191 for Other Foreign) and 30,988 (30,763 for Argentina and 225 for Other Foreign) as of December 31, 2004, 2003 and 2002, respectively.
(2)	Includes cash flows related to properties sold during the years 2004 and 2002, as mentioned in Note 11.

Changes in the standardized measure of discounted future net cash flows

The financial statements corresponding to the years ended 2003 and 2002 included for comparative purposes, were modified to give retroactive effect to the modifications introduced in the year ended December 31, 2004. The main criteria changes refers to the inclusion of the discount effect of current year in each line and a new criteria for the aggregation of the causes of changes in the standardized measure of discounted future net cash flows.

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Beginning of year	31,915	38,919	30,855
Sales and transfers, net of production costs	(8,921)	(9,405)	(7,267)
Net change in sales and transfer prices, net of future production costs	12,445	839	20,632
Changes in reserves and production rates (timing)	(2,641)	(5,725)	9,247
Net changes for extensions, discoveries and improved recovery	1,796	4,728	(3,230)
Changes in estimated future development and abandonment costs	(3,244)	56	(118)
Development costs incurred during the year that reduced future development costs	634	1,059	1,154
Accretion of discount	2,689	2,901	3,272
Net change in income taxes	(181)	3,099	(6,707)
Sales of reserves in place	(146)	—	(1,735)
Others	1,268	(4,556)	(7,184)

End of year	35,614	31,915	38,919

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

	2004
	Cost
Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Year
Land and buildings	1,889	1		14		1,904
Mineral property, wells and related equipment	39,063	307		1,919		41,289
Refinery equipment and petrochemical plants	6,941	—		88		7,029
Transportation equipment	1,684	—		32		1,716
Materials and equipment in warehouse	271	572		(513)		330
Drilling and work in progress	1,241	2,179		(1,923)		1,497
Furniture, fixtures and installations	370	—		24		394
Selling equipment	1,240	—		18		1,258
Other property	285	—		—		285

Total 2004	52,984	3,059	(3)	(341	)(1)	55,702

Total 2003	51,153	2,355	(3)	(524	)(1)	52,984

Total 2002	49,060	2,682		(589	)(1)	51,153

	2004								2003		2002
	Depreciation
Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases	Accumulated at End of Year	Net Book Value		Net Book Value		Net Book Value
Land and buildings	773	4		2%	30	807	1,097		1,116		1,182
Mineral property, wells and related equipment	26,282	2		(2)	1,929	28,213	13,076	(4)	12,781	(4)	12,615	(4)
Refinery equipment and petrochemical plants	4,664	(2)		4-5%	242	4,904	2,125		2,277		2,506
Transportation equipment	1,115	(6)		4-5%	49	1,158	558		569		502
Materials and equipment in warehouse	—	—		—	—	—	330		271		309
Drilling and work in progress	—	—		—	—	—	1,497		1,241		1,301
Furniture, fixtures and installations	323	(2)		10%	28	349	45		47		66
Selling equipment	810	3		10%	75	888	370		430		502
Other property	229	1		10%	12	242	43		56		54

Total 2004	34,196	—			2,365	36,561	19,141

Total 2003	32,116	(136	)(1)		2,216	34,196			18,788

Total 2002	30,424	(308	)(1)		2,000	32,116					19,037

(1)	Includes 147, 108 and 32 of net book value charged to fixed assets allowances for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 307 and 133 corresponding to the future costs of hydrocarbon wells abandonment obligations for the years ended December 31, 2004 and 2003, respectively.
(4)	Includes 1,346, 1,479 and 1,636 of mineral property as of December 31, 2004, 2003 and 2002, respectively, and 415 and 129 corresponding to the future cost of hydrocarbon wells abandonment obligations as of December 31, 2004 and 2003, respectively.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

	2004												2003	2002
						Information of the Issuer
	Description of the Securities							Last Financial Statements Issued
Name and Issuer	Class	Face Value	Amount	Book Value	Cost	Main Business	Registered Address	Date	Capital Stock	Income (loss)	Equity	Holding in Capital Stock	Book Value	Book Value
Controlled companies:
YPF International S.A.	Common	Bs. 100	147,695	429	1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	12/31/04	— (2)	(37)	(305)	99.99%	335	425
YPF Holdings Inc.	Common	US$ 0.01	100	— (8)	421	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	09/30/04	1,602	(298)	(173)	100.00%	321	485
Operadora de Estaciones de Servicios S.A.	Common	$1	11,880	258	258	Commercial management of YPF's gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	12/31/04	244	14	258	99.99%	244	240
A-Evangelista S.A.	Common	$1	8,683,498	53	31	Engineering and construction services	Tucumán 744, P. 12°, Buenos Aires, Argentina	12/31/04	9	(39)	53	99.91%	93	72
Argentina Private Development Company Limited (in liquidation)	Common	US$ 0.01	769,414	44	84	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	12/31/01	— (2)	3	44	100.00%	44	44

				784	2,186								1,037	1,266

Jointly controlled companies:
Compañía Mega S.A.(6)	Common	$1	77,292,000	427	169	Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777, P. 7°, Buenos Aires, Argentina	09/30/04	203	261	1,035	38.00%	279	148
Petroken Petroquímica Ensenada S.A.	Common	$1	40,602,826	— (7)	88	Petrochemicals	Sarmiento 1230, P. 6°, Buenos Aires, Argentina	09/30/04	81	61	354	50.00%	151	124
Profertil S.A.	Common	$1	1,000,000	479	391	Production and marketing of fertilizers	Alicia Moreau de Justo 750, P. 1°, Of. 11, Buenos Aires, Argentina	09/30/04	2	241	958	50.00%	319	174
Refinería del Norte S.A.	Common	$1	45,803,655	169	39	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09/30/04	92	99	389	50.00%	184	155

				1,075	687								933	601

Companies under significant influence:
Oleoductos del Valle S.A.	Common	$10	4,072,749	105(1)	23	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/04	110	26	353	37.00%	103	112
PBBPolisur S.A.	Common	$1	12,838,664	— (7)	236	Petrochemicals	Av. Eduardo Madero 900, P. 7°, Buenos Aires, Argentina	09/30/04	46	273	668	28.00%	100	30
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	47	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/04	14	15	140	33.15%	47	45
Oiltanking Ebytem S.A.	Common	$10	351,167	36	7	Hydrocarbon transportation and storage	Alicia Moreau de Justo 872, P. 4°, Of. 7 , Buenos Aires, Argentina	09/30/04	12	5	120	30.00%	29	9
Gasoducto del Pacifico (Argentina) S.A.	Preferred	$1	12,298,800	26	21	Gas transportation by pipeline	San Martín 323, P. 19°, Buenos Aires, Argentina	09/30/04	87	17	257	10.00%	29	28
Central Dock Sud S.A.	Common	$0.01	3,847,189,961	21(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/04	65	(15)	270	9.98%(5)	29	16
Gas Argentino S.A.	Common	$1	104,438,182	129	338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/04	309	(31)	285	45.33%	93	22
Inversora Dock Sud S.A.	Common	$1	40,291,975	150(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/04	94	(9)	255	42.86%	158	139
Pluspetrol Energy S.A.	Common	$1	30,006,540	263	121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/04	67	51	585	45.00%	229	141
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	8,099,280	19	—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/04	45	(19)	106	18.00%	24	22
Other companies:
Others (4)	—	-—	—	14	13	—	—	—	—	—	—	—	15	14

				810	998								856	578

				2,669	3,871								2,826	2,445

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	Includes Enerfin S.A. (in liquidation), A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of December 31, 2004, holdings in shareholders’ equity of PBBPolisur and Petroken Petroquímica Ensenada S.A. are disclosed in “Other assets” account.
(8)	As of December 31, 2004, holding in negative shareholders’ equity is disclosed in “Accounts payable”, after adjustments in shareholders’ equity to conform YPF S.A. accounting methods.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Exhibit E

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

	2004						2003	2002
Account	Amount at Beginning of Year	Increases	Decreases		Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	358	37	48		—	347	358	433
For other doubtful accounts	122	13	13		—	122	122	105

	480	50	61		—	469	480	538

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	80	1	11		—	70	80	97
For reduction in value of holdings in long-term investments	293	75	43		—	325	293	191
For unproductive exploratory drilling	39	123	146		—	16	39	44
For obsolescence of materials	26	—	1		—	25	26	26
For fixed assets to be disposed of	21	1	—		—	22	21	57

	459	200	201		—	458	459	415

Total deducted from assets, 2004	939	250	262		—	927

Total deducted from assets, 2003	953	262	276	(1)	—		939

Total deducted from assets, 2002	1,731	172	950	(1)	—			953

Reserves for losses - current:
For pending lawsuits (Note 9.a)	—	7	78		71	—	—	—
For miscellaneous contingencies	37	46	16		—	67	37	73

	37	53	94		71	67	37	73

Reserves for losses - noncurrent:
For pending lawsuits (Note 9.a)	309	327	24		(71)	541	309	232
For miscellaneous contingencies	56	25	1		—	80	56	57

	365	352	25		(71)	621	365	289

Total included in liabilities, 2004	402	405	119		—	688

Total included in liabilities, 2003	362	165	125	(1)	—		402

Total included in liabilities, 2002	475	276	389	(1)	—			362

(1)	Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of year and of the operations of the period for monetary allowances and reserves.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

	2004	2003	2002
Inventories at beginning of year	675	594	552
Purchases for the year	1,422	772	1,189
Production costs (Exhibit H)	7,216	6,503	6,467
Holding gains on inventories	185	57	18
Inventories at end of year	(1,005)	(675)	(594)

Cost of sales	8,493	7,251	7,632

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

	Foreign Currency and Amount						Exchange Rate in Pesos as of 12-31-04		Book Value as of 12-31-04
Account	2002		2003		2004
Current Assets
Cash	US$	20	US$	15	US$	55	2.94	(1)	162
Investments	US$	22	US$	40	US$	13	2.94	(1)	38
Trade receivables	US$	385	US$	406	US$	477	2.94	(1)	1,402
		€5		€1		€7	4.00	(1)	28
Other receivables	US$	939	US$	1,826	US$	741	2.94	(1)	2,178
	$CH	103,279	$CH	107,464	$CH	110,557	0.005234	(1)	579
		—		—		€1	4.00	(1)	4

Total current assets									4,391

Noncurrent Assets
Other receivables	US$	118	US$	193	US$	208	2.94	(1)	611

Total noncurrent assets									611

Total assets									5,002

Current Liabilities
Accounts payable	US$	139	US$	225	US$	302	2.98	(2)	900
		—		€10		€7	4.06	(2)	28
Loans	US$	316	US$	222	US$	36	2.98	(2)	107
Net advances from crude oil purchasers	US$	118	US$	89	US$	89	2.98	(2)	264

Total current liabilities									1,299

Noncurrent Liabilities
Accounts payable	US$	20	US$	20	US$	233	2.98	(2)	694
Loans	US$	808	US$	442	US$	412	2.98	(2)	1,228
Net advances from crude oil purchasers	US$	391	US$	301	US$	213	2.98	(2)	634

Total noncurrent liabilities									2,556

Total liabilities									3,855

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

	2004						2003	2002
	Production Costs	Administrative Expenses		Selling Expenses	Exploration Expenses	Total	Total	Total
Salaries and social security taxes	254	68		94	17	433	381	428
Fees and compensation for services	28	98	(1)	25	1	152	132	131
Other personnel expenses	107	36		23	6	172	139	100
Taxes, charges and contributions	131	4		170	—	305	274	223
Royalties and easements	1,629	—		—	3	1,632	1,470	1,587
Insurance	55	—		13	—	68	71	43
Rental of real estate and equipment	192	1		52	—	245	184	138
Survey expenses	—	—		—	71	71	58	31
Depreciation of fixed assets	2,228	25		112	—	2,365	2,216	2,000
Industrial inputs, consumable materials and supplies	462	12		20	4	498	476	546
Construction and other service contracts	403	51		40	11	505	419	533
Preservation, repair and maintenance	722	16		23	4	765	634	606
Contracts for the exploitation of productive areas	299	—		—	—	299	211	152
Unproductive exploratory drillings	—	—		—	123	123	57	73
Transportation, products and charges	424	—		669	—	1,093	913	838
(Recovery) allowance for doubtful trade receivables	—	—		(13)	—	(13)	17	23
Publicity and advertising expenses	—	41		49	—	90	77	53
Fuel, gas, energy and miscellaneous	282	46		34	6	368	338	415

Total 2004	7,216	398		1,311	246	9,171

Total 2003	6,503	327		1,083	154		8,067

Total 2002	6,467	327		981	145			7,920

(1)	Includes 2 for fees to the Directors and Statutory Auditors.

ENRIQUE LOCUTURA RUPEREZ

Vicepresident

English translation of the report originally issued in Spanish,

except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2004 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, notes 1 to 12 and exhibits A, C, E, F, G and H. Also, we have performed the work mentioned in the following paragraph on the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2004 and the related consolidated statements of income and cash flows for the year then ended, notes 1 to 4 and exhibits A and H, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the financial statements referred to in the first paragraph, consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the report issued by the firm Deloitte & Co. S.R.L. dated March 10, 2005 and in accordance with generally accepted auditing standards in Argentina. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, in our opinion the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2004 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2004 and the related results of operations and cash flows for the year then ended, in accordance with generally accepted accounting principles in Buenos Aires City, Argentina.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires, Argentina

March 10, 2005

For Statutory Audit Committee

MARIO E. VAZQUEZ

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	April 15, 2005	By:	/s/ Carlos Olivieri
		Name:	Carlos Olivieri
		Title:	Chief Financial Officer